EXHIBIT 99.10

AMENDED AND RESTATED
FUNDING AND COOPERATION AGREEMENT

THIS AMENDED AND RESTATED FUNDING AND COOPERATION AGREEMENT (this “Agreement”) is dated as of February 8, 2007 by and among Kingdom Hotels International, a Cayman Islands company (“Kingdom”), Cascade Investment, L.L.C., a Washington limited liability company (“Cascade” and, together with Kingdom, the “Lead Investors”), Triples Holdings Limited, an Ontario corporation (“Triples” and, together with the Lead Investors, the “Investors”), and Isadore Sharp (“Sharp” and, together with Triples, the “Sharp Parties”; the Sharp Parties and the Lead Investors are referred to herein as the “Parties”) and amends and restates that certain Funding and Cooperation Agreement, dated as of November 3, 2006, by and among the Parties, as amended by that certain Amendment No. 1 to Funding and Cooperation Agreement, dated as of December 27, 2006, by that certain Amendment No. 2 to Funding and Cooperation Agreement, dated as of January 19, 2007, and by that certain Amendment No. 3 to Funding and Cooperation Agreement, dated as of February 2, 2007 (as heretofore amended, the “Existing Funding and Cooperation Agreement”).

R E C I T A L S:

WHEREAS, the Lead Investors (or their affiliates) and Triples currently are shareholders of Four Seasons Hotels Inc. (the “Company”) and Sharp is Chairman and CEO of the Company;

WHEREAS, the Parties made a joint proposal (the “Proposal”) on November 3, 2006, to acquire all of the outstanding capital stock of the Company, other than shares held by the Parties, certain of their respective affiliates and the Bill & Melinda Gates Foundation Trust (the “Acquisition”);

WHEREAS, the Parties entered into the Existing Funding and Cooperation Agreement to agree to certain terms and conditions relating to the funding of the Acquisition and their relationship in connection with their joint pursuit of the Acquisition;

WHEREAS, the Parties wish to amend and restate the Existing Funding and Cooperation Agreement in order to amend certain provisions thereof regarding the terms of the Transaction Agreements (as defined below) and other provisions related to the implementation of the Proposal and the Acquisition;

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein, the Parties agree that the Existing Funding and Cooperation Agreement is hereby amended and restated in its entirety as follows:

1. The Acquisition. The Parties hereby agree, on the terms and subject to the conditions contained herein, to jointly pursue the Acquisition of the Company. In connection with the Acquisition, the Investors shall cause a British Columbia company, FS Acquisition Corp. (the “Acquirer”), to be organized solely for the purpose of entering into the Acquisition Agreement (as defined below) with the Company, consummating the plan of arrangement (the “Plan of Arrangement”) contemplated thereby and immediately and thereafter amalgamating with the Company. The terms of the various classes of capital stock of the Acquirer both before and after the consummation of the Acquisition shall be substantially as set forth in the description of terms of capital stock agreed among the Parties prior to the issuance of the initial shares of the Acquirer and prior to the execution of the Acquisition Agreement.

2. Cooperation in Completing Acquisition. The Parties agree that the acquisition agreement to implement the Proposal, if approved by the Board of Directors of the Company, will be substantially in the form of the draft dated the date hereof circulated among the Parties (the “Acquisition Agreement”) with such changes as may be approved pursuant to Paragraph 6 below. In addition, if the Acquirer and the Company enter into the Acquisition Agreement, the Lead Investors and the Acquirer shall cooperate to negotiate and finalize the Acquisition Credit Facility (as defined below), and the Parties and the Acquirer shall cooperate to negotiate and finalize all of the other agreements and arrangements among the Parties and the Acquirer required to be finalized prior to the closing (the “Closing”) under the Acquisition Agreement (collectively with the Acquisition Agreement, the “Transaction Agreements”). Subject to Paragraph 6 below and provided that no Party shall be required to provide any funds for the Acquisition other than as contemplated by Paragraph 4 below, (i) each Party shall take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things reasonably necessary, proper or advisable to cause Acquirer to perform and comply with all agreements and covenants required to be performed by Acquirer under the Transaction Agreements and to cause Acquirer to consummate the Acquisition and other transactions contemplated by the Transaction Agreements and (ii) none of the Parties shall take any action that results in a breach or violation by Acquirer of the Transaction Agreements.

3. Source of Funds. The Parties contemplate that the cash required to complete the Acquisition and other transactions contemplated by the Transaction Agreements and to pay related expenses will be funded by the proceeds of the US$750 million of borrowings to be made under one or more credit facilities that the Acquirer and/or the Company (or an affiliate of the Company) will enter into at Closing (the “Acquisition Credit Facility”), by cash of the Company on hand as of the Closing, and by cash equity contributions by the Lead Investors, as provided in Paragraph 4 below.

4. Equity Contributions.

(a) The Acquisition Agreement will provide for the transfers of shares of capital stock of the Company owned by the Lead Investors (or affiliates of the Lead Investors ) and Triples, free and clear of all liens and encumbrances, as follows:

(i) the transfer by Kingdom (or affiliates of Kingdom) to Acquirer of 7,389,182 Limited Voting Shares of the Company, valued at the price paid to public shareholders pursuant to the Acquisition Agreement (the “Acquisition Price”), in exchange for 7,389,182 Class A Non-Voting Shares of Acquirer;

(ii) the transfer by Cascade (or an affiliate of Cascade) to Acquirer of 715,850 Limited Voting Shares of the Company, valued at the Acquisition Price, in exchange for 715,850 Class B Non-Voting Shares of Acquirer; and

(iii) the transfer by Triples to the Acquirer of 3,725,698 Variable Multiple Voting Shares of the Company, valued at the Acquisition Price, in exchange for (x) a number of Class C Non-Voting Shares of Acquirer equal to the difference between (1) 1/19 multiplied by the sum of 900 plus the total number of Class A Non-Voting Shares and Class B Non-Voting Shares of the Acquirer issued at the Closing, and (2) 100, and (y) a number of Class D Non-Voting Shares of Acquirer equal to 3,725,698 less the number of Class C Non-Voting Shares of Acquirer issued at the Closing.

(b)  Each of the Lead Investors hereby agrees to contribute (or cause to be contributed) cash to Acquirer, immediately before the Closing, in accordance with, and subject to satisfaction or waiver of the conditions to the Closing set forth in, the Acquisition Agreement, in the following amounts:

(i) by Kingdom (or an affiliate of Kingdom), cash equal to 50% of the Required Common Equity (as defined below), less the sum of (A) US$450 plus (B) the value of the contributed Limited Voting Shares (valued at the Acquisition Price) described in Paragraph 4(a)(i) (the “Kingdom Cash Contribution”), in exchange for a number of Class A Non-Voting Shares of Acquirer equal to the Kingdom Cash Contribution divided by the Acquisition Price; and

(ii) by Cascade (or an affiliate of Cascade), cash equal to 50% of the Required Common Equity (as defined below), less the sum of (A) US$450 plus (B) the value of the contributed Limited Voting Shares (valued at the Acquisition Price) described in Paragraph 4(a)(ii) (the “Cascade Cash Contribution”), in exchange for a number of Class B Non-Voting Shares of Acquirer equal to the Cascade Cash Contribution divided by the Acquisition Price.

The shares of capital stock of Acquirer to be issued according to this Paragraph 4, and the corresponding shares of capital stock of the entity resulting from the amalgamation of Acquirer and the Company shall have the conversion, dividend, redemption, voting and other rights described in the designations of share capital substantially in the form of the draft dated the date hereof circulated among the Parties.

As used herein, the term “Required Common Equity” shall mean the US dollar amount equal to

(i)
the sum of (A) the number of outstanding Limited Voting Shares of the Company multiplied by the Acquisition Price, (B) the amount required to redeem, purchase, repurchase or otherwise retire the convertible debt of the Company in connection with the Acquisition, (C) the amount due to Sharp under the Sale of Control Agreement between the Company and Sharp in connection with the Acquisition, (D) the excess, if any of (x) the product of the number of Limited Voting Shares of the Company underlying the options to purchase such shares granted under the Four Seasons Stock Option Plan (the “Four Seasons Options”) and the Acquisition Price over (y) the sum of the exercise prices to acquire each such Limited Voting Share pursuant to the Four Seasons Options (such exercise prices to be converted into US dollars at the Exchange Rate), and (E) the amount of all expenses to be paid by the Company and the Acquirer in connection with the Acquisition, minus

(ii)	the Company’s available cash at the time of Closing, minus

(iii)	US$750 million of proceeds to be made available at Closing under the Acquisition Credit Facility.

In no event shall the aggregate of the Kingdom Cash Contribution and the Cascade Cash Contribution be less than the amount of cash equity required to be funded by the Acquirer as specified in the debt commitment letter to be delivered to the Company concurrently with the execution of the Acquisition Agreement.

If (1) at least US$750 million in proceeds are not available at the Closing under the Acquisition Credit Facility other than by reason of a breach by such Party of its obligations under the other provisions of this Agreement (in which case no Party shall be liable to any other Party) or (2) the Required Common Equity exceeds US$2,541,800,000, this Paragraph 4 (other than this sentence) shall be null and void and of no further force or effect and, notwithstanding anything to the contrary contained herein, no Party shall have any obligation to complete the Acquisition or to contribute cash or securities to the Acquirer.

As used herein, “Exchange Rate” means the Bank of Canada’s published rate of exchange of Canadian dollars for United States dollars at noon on the day prior to the date shown on the certificate of arrangement giving effect to the Plan of Arrangement, issued pursuant to Subsection 183(2) of the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

5. Limited Guaranty; Voting Agreement.

(a) Immediately prior to or concurrently with the execution and delivery of the Acquisition Agreement, each Lead Investor shall execute and deliver to the Company the limited several guaranty (the “Limited Guaranty”) of Acquirer’s obligations under the Acquisition Agreement substantially in the form of the draft dated the date hereof circulated among the Parties, with such modifications as shall be acceptable to such Lead Investor.

(b) The Parties shall cooperate in defending any claim that the Lead Investors are, or any one of them is, liable to make payments under the Limited Guaranty. Each Lead Investor (and Triples, to the limited extent provided below) agrees to contribute to the amount paid or payable by the Lead Investors in respect of the Limited Guaranty so that each Party shall have paid an amount equal to the product of the aggregate amount paid under the Limited Guaranty multiplied by the following percentages: Kingdom, 50% and Cascade, 50%; provided that in the event liability under the Limited Guaranty arises by reason of a breach by any Sharp Party of its obligations hereunder or under any Transaction Agreement, Triples shall contribute to the amount payable under the Limited Guaranty to the extent such liability resulted from the breach by such Sharp Party, and Kingdom and Cascade shall contribute equally to the balance of the amount payable; provided further that no Lead Investor shall be entitled to receive any contribution payments if such Lead Investor’s liability under its Limited Guaranty arose by reason of a breach by such Lead Investor of its obligations hereunder or under any Transaction Agreement.

(c) Immediately prior to or concurrently with the execution and delivery of the Acquisition Agreement, each Lead Investor, Triples and Acquirer shall execute and deliver to the Company, and the Company shall execute, a voting agreement (the “Voting Agreement”) substantially in the form of the draft dated the date hereof circulated among the Parties, with such modifications as shall be acceptable to the Parties.

6. Decisions Relating to Proposal and Acquisition Agreement. All decisions with respect to the Acquisition Agreement and the Acquisition Credit Facility shall be made jointly by the Lead Investors, including any decision (i) to enter into the Acquisition Agreement or the Acquisition Credit Facility, (ii) to amend, modify or waive any term or condition of the Acquisition Agreement or the Acquisition Credit Facility, (iii) to terminate the Acquisition Agreement or the Acquisition Credit Facility in accordance with its terms (except as provided in the following sentence) and (iv) as to whether the conditions in the Acquisition Agreement or the Acquisition Credit Facility have been satisfied. If either Lead Investor determines that there is a right to terminate the Acquisition Agreement pursuant to the terms thereof (including because of a failure of a condition), and if such Lead Investor desires to terminate the Acquisition Agreement as a result thereof, such Lead Investor may notify the other of such desire and the Lead Investors shall take all necessary action to terminate the Acquisition Agreement; provided, however, that if the other Lead Investor (the “continuing Lead Investor”) desires to consummate the Acquisition Agreement without any involvement by the Lead Investor desiring to terminate the Acquisition Agreement (the “withdrawing Lead Investor”), and the Sharp Parties agree to proceed with the Acquisition on such basis, then the continuing Lead Investor and the withdrawing Lead Investor shall cooperate in such reasonable arrangements requested by the other to permit the continuing Lead Investor to proceed with the Acquisition and to terminate any liability or obligation of the withdrawing Lead Investor. Without limiting the generality of the foregoing, the continuing Lead Investor shall be required to assume the withdrawing Lead Investor’s obligations under its Limited Guaranty referred to in Paragraph 5 above.

7. Post-Closing Governance Arrangements. Immediately following the Closing, (i) each of the Lead Investors (or affiliates of the Lead Investors), Triples, Sharp and the Company shall enter into a shareholders agreement containing provisions for the post-closing governance of the Company and other arrangements regarding their ownership of shares of the Company after completion of the Acquisition substantially in the form agreed to by the Parties prior to execution of the Acquisition Agreement (the “Shareholders Agreement”) and (ii) Sharp shall enter into, and the Lead Investors shall cause the Company to enter into, an employment agreement between Sharp and the Company substantially in the form agreed to by the Parties prior to execution of the Acquisition Agreement (the “Sharp Employment Agreement”).

8. Exclusivity. During the term of this Agreement and for twelve months thereafter if this Agreement terminates other than pursuant to clause (ii) of Paragraph 11, no Party shall, directly or indirectly, through any officer, director, employee, affiliate, attorney, financial advisor or other person, agent or representative, seek to acquire or acquire, or encourage or participate in any other acquisition of or proposal to acquire, capital stock of the Company that would result in such person or Party (together with any other person or Party participating in such offer or acquisition) holding more than 40% of the capital stock of the Company or all or any substantial portion of the assets of the Company, except as contemplated hereby (including Paragraph 6) or with the consent of both Lead Investors, such consent not to be unreasonably withheld; provided that the foregoing shall not restrict any person who is a director of the Company from complying with the fiduciary duties owed by such person to the Company.

9. Regulatory Matters. Each Party shall use commercially reasonable efforts to supply and provide information that is accurate in all material respects to any governmental authority requesting such information in connection with filings or notifications under, or relating to, Antitrust and Investment Laws (as defined below). If any governmental authority asserts any objections under any applicable antitrust, competition, foreign investment or fair trade laws (collectively, the “Antitrust and Investment Laws”) with respect to the Acquisition and such objections relate to the activities or investments of a Party or such Party’s affiliates, such Party shall attempt to resolve such objections; provided no Party or any affiliate of a Party shall be required to dispose of any assets or enter into any agreements that materially restrict the activities of such Party or its affiliates as a condition of resolving any such objections under the Antitrust and Investment Laws; provided, further if any Party is unable to resolve the objections of any governmental authority related to the activities or investments of a Party or such Party’s affiliates under the Antitrust and Investment Laws, then such Party shall be responsible for all Pursuit Costs (as defined below).

10. Sharing of Expenses; Other Matters.

(a) Except as provided in Paragraph 9, if the Acquisition is not consummated for any reason, all reasonable out-of-pocket expenses (including legal fees and expenses) incurred after the date of this Agreement by any Party (other than a Party that has committed a material breach of its obligations hereunder) or any such non-breaching Party’s affiliates (including any Acquirer) in connection with the Proposal, the Acquisition and the related transactions (“Pursuit Costs”) shall be shared among the Parties as follows: Kingdom, 47.5%; Cascade, 47.5%; and the Sharp Parties, 5%. Each Party shall make such payments to the others as shall be necessary to implement such sharing of expenses. Any “break up fees” or other amounts received from the Company and any amounts received from the Company as a result of a breach of the Acquisition Agreement by the Company shall be shared among the Lead Investors according to the following percentages: Kingdom, 50%; and Cascade, 50%.

(b) If the Closing occurs, then the Acquirer shall reimburse the Parties and their respective affiliates for all Pursuit Costs incurred by each of them.

(c) The Lead Investors and Triples hereby agree that Triples and Acquirer will file, in prescribed form and within the prescribed time limits, a joint election pursuant to subsection 85(1) of the Income Tax Act (Canada) in respect of the transfer by Triples to Acquirer referred to in paragraph 4(a)(iii) hereof and, in this regard, Triples shall determine the amount (the “Elected Amount”) for purposes of such election and the Lead Investors agree that Acquirer shall be bound by such Elected Amount.

(d) Sharp hereby waives the right to receive and shall not take any action to collect any payment that may become due under the Sale of Control Agreement in connection with the consummation of the Acquisition in excess of the amount payable thereunder based upon a total of  41,019,015 outstanding shares of capital stock of the Company

11. Termination. This Agreement shall become effective on the date hereof and shall terminate (except with respect to Paragraphs 8, 10(a) (but only with respect to Pursuit Costs incurred prior to termination) and 12 through 23 and this Paragraph 11, each of which shall survive any such termination) upon the earliest of (i) 5:00 p.m. Eastern time on February 12, 2007, unless the Acquisition Agreement shall have been executed and delivered at or before such time, (ii) the Closing, (iii) the termination of the Acquisition Agreement and (iv) notice delivered by either Lead Investor to the other Parties prior to execution and delivery of an Acquisition Agreement. Termination of this Agreement shall not relieve any Party of any liability for breach of this Agreement prior to such termination.

12. Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the Parties or any of their affiliates with respect to the subject matter contained herein.

13. Confidentiality. Each Party agrees to, and shall cause its affiliates (other than the Company), directors, officers, employees, agents, advisors and representatives (“Representatives”) to, keep any information supplied by or on behalf of any of the other Parties to this Agreement in connection with the transactions contemplated hereby confidential (“Confidential Information”) and to use, and cause its Representatives to use, the Confidential Information only in connection with the Proposal, the Acquisition, and the other transactions contemplated hereby; provided that the term “Confidential Information” does not include information that (a) is already in such Party’s possession, provided that such information is not subject to another confidentiality agreement with or other obligation of secrecy to any person, (b) is or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by such Party or such Party’s Representatives in breach of this Agreement, or (c) is or becomes available to such Party on a non-confidential basis from a source other than any of the Parties hereto or any of their respective Representatives, provided that such source is not known by such Party to be bound by a confidentiality agreement with or other obligation of secrecy to any person; provided further that that nothing herein shall prevent any Party from disclosing Confidential Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Party, (iii) to the extent required by law or regulation, (iv) to the extent necessary in connection with the exercise of any remedy, hereunder, and (v) to such Party’s Representatives that need to know such information (it being understood and agreed that, in the case of clause (i), (ii) or (iii), such Party shall notify the other Parties hereto of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to ensure that any information so disclosed is accorded confidential treatment, when and if available). Notwithstanding anything to the contrary, nothing in this Agreement shall impose on any Party or any other Person a limitation on the disclosure of the tax treatment or tax structure of any transaction set forth herein.

14. Public Announcements. Each Party shall coordinate in good faith any and all press releases and other public announcements with respect to the Proposal, the Acquisition, and the other transactions contemplated hereby; provided that, without the consent of all of the Parties, no such press releases or public announcements shall contain information materially different from information contained in press releases or other public announcements previously made by the Company. This provision shall not apply, however, to any public announcement or written statement required to be made by law or the regulations of any governmental authority or any stock exchange, except that the Party required to make such announcement shall, whenever practicable, consult with the other Parties concerning the content and timing of such announcement before such announcement is made.

15. Third Party Beneficiaries. No person (including, without limitation, the Company and any creditor or any other person claiming through the Company or the Acquirer) other than the Parties and their respective successors and permitted assigns shall have any rights hereunder.

16. Remedies. The Parties hereto agree that, except as provided herein, this Agreement shall be enforceable by the Parties and their respective successors and permitted assigns by all available remedies at law or in equity (including specific performance).

17. Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any Party as a result of any breach or default by any other Party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

18. No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Investors may be partnerships or limited liability companies, each Party covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any former, current or future directors, officers, agents, affiliates, general or limited partners, members, managers or stockholders of any Investor or any former, current or future directors, officers, agents, affiliates, employees, general or limited partners, members, managers or stockholders of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, general or limited partner or member or manager of any Investor or of any partner, member, manager or affiliate thereof, as such, for any obligation of any Investor under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

19. Governing Law; Jurisdiction. This Agreement shall be enforced, construed and interpreted in accordance with the laws of the State of New York. Each of the Parties (i) consents to submit itself to the personal jurisdiction of any state or federal court located in the Borough of Manhattan, State of New York with respect to any action arising from this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees not to commence any such action in any forum other than such court. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any such action in any such state or federal court, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action brought in any such court has been brought in an inconvenient forum. Each of the Parties, to the fullest extent permitted by applicable law, waives any right to a jury trial in any such action.

20. No Assignment. This Agreement may not be assigned by any Party, nor shall any Party syndicate its contribution obligation, without the consent of the other Parties, other than to an affiliate of such Party, it being agreed that any such assignment shall not relieve the assigning Party from its obligations hereunder.

21. Amendments. This Agreement may not be amended or modified orally, but only by a written instrument signed by all of the Parties.

22. No Representations or Duty. (a) Each Party specifically understands and agrees that no other Party has made and will not make any representation or warranty with respect to the terms, value or any other aspect of the transactions contemplated hereby and each Party explicitly disclaims any warranty, express or implied, with respect to such matters. In addition, each Party specifically acknowledges, represents and warrants that it is not relying on any other Party (i) for its due diligence concerning, or evaluation of, the Company or its assets or businesses, (ii) for its decision with respect to making any investment contemplated hereby or (iii) with respect to tax and other economic considerations involved in such investment.

(b) In making any determination contemplated by this Agreement, each Party may make such determination in its sole and absolute discretion, taking into account only such Party’s own views, self-interest, objectives and concerns. No Party shall have any fiduciary or other duty to any other Party except as expressly set forth in this Agreement.

23. Counterparts; Facsimile Signatures. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. For purposes hereof, facsimile signatures shall be binding on the Parties to this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Amended and Restated Funding and Cooperation Agreement by their duly authorized officers as of the date first written above.

KINGDOM HOTELS INTERNATIONAL

By:	/s/ Charles S. Henry
Name: Charles S. Henry Title: Authorized Signatory

CASCADE INVESTMENT, L.L.C.

By:	/s/ Michael Larson
Name: Michael Larson Title: Business Manager

TRIPLES HOLDINGS LIMITED

By:	/s/ Isadore Sharp
Name: Isadore Sharp Title: President

By:	/s/ Isadore Sharp
Isadore Sharp